Exhibit 16.1

November 16, 2016

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

We have read the statements under Item 4.01 of the Current Report on Form 8-K of Cabinet Grow, Inc. to be filed with the Securities and Exchange Commission on or about November 16, 2016. We agree with all statements pertaining to us. We have no basis on which to agree or disagree with the other statements contained therein.

MaloneBailey, LLP

www.malonebailey.com

Houston, Texas